Filed by Inveresk Research Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject company: Inveresk Research Group, Inc.
Commission File No. 000-49765

The following slides were used in connection with presentations to Inveresk employees on July 1, 2004:

Merger of IRGI and CRL July 1, 2004 Creating a world-leading partner for the pharmaceutical, biotech and other non-pharma industries

IRGI and Charles River Laboratories agree to merge. IRGI valued at $1.5bn Exciting opportunity to expand services and reach New company employs more than 7,300 people in 97 locations in 20 countries Revenue in excess of $925m p.a. Corporate name 'Charles River Laboratories' but Inveresk and CTBR brands retained Headquarters in Wilmington (near Boston), Mass, USA Merger subject to regulatory and shareholder approvals. Completion expected Q4 Merger Announcement

$15.15 cash plus 0.48 CRL share for every IRGI share Values IRGI at $38.61 per share, $1.5bn in total Represents a 25.2% premium to IRGI closing price on 30 June IRGI shareholders will own 27% of merged company Conditional on anti-trust approval in US (and possibly elsewhere), plus shareholder approval Directors recommend in favour of merger NYSE listing Deal Terms

Who and what is Charles River? World leading provider of animal research models plus US pre-clinical Research Models and Services (RMS) division: - Animal research models - Transgenic and Laboratory services - Contract site management - Vaccine support services Development and Safety Testing Services (DST) division: - Toxicology - In vitro detection technologies - Drug metabolism and bio-analysis - Biosafety testing (biologics) - Pharmacology - Pathology services

Who and what is Charles River? Founded 1947 by Hank Foster (Jim's father) Owned by Bausch & Lomb 1984 to 1999. Leveraged buyout with management in 1999 Listed NYSE ('CRL') in 2000. Market cap $2.3bn. Revenue FY2003 $614m, EBITDA 27.4% Operations in US, Canada, South America, Europe, Japan and clients in more than 50 countries. Clients include all major pharma and biotech 4,600 people Based in Wilmington, Mass, USA www.criver.com

Merger strategy Establish leading full-service partner to pharma, biotech, non-pharma World leader in research models World leader in general and specialty toxicology World-class clinical development capability High-end products and services from discovery through clinical Enhanced global market presence (e.g. Japan, Mexico, United States) Further diversified service/product offering Continued financial strength: Pro forma revenues 12 months to March 2004 were $927m, EBITDA 26%

Business Portfolio Pre-Clinical A leader in toxicology A leader in specialty toxicology Specialty focus on: Infusion Inhalation Interventional & surgical services A leader in biosafety testing A leader in profitability Clinical Premier Phase I clinic Full service Phase II- IV Research Models & Services A leading market position Large number of widely used models; - disease models A leading service provider with broad capabilities

Strategic Platform for Growth Toxicology Bioanalytical Chemistry Safety Pharmacology Biosafety (Europe) Clinical Development Phase I Phase II-IV Central Laboratory Research and Specialty Disease Models Transgenic Services Pharmacology Biosafety (US) In vitro detection technologies Outsourced Pathology Interventional Services Highly Complementary Service Offering CRL IRGI

No Client Over 5% of revenue - High Repeat Business Diversified Client Base Source: Based on Chris and Indigo Management Guidance Relationships with all large- cap pharma and biotech Links with leading Academic, Government and Research Institutions Full service partner to emerging biotech Also Servicing ag/chem and veterinary industries

Strong Financial Profile (1) Combined financials do not include any synergies. (2) Revenues exclude approximately $5 million of inter-company sales.

Group Management Walter Nimmo becomes Vice-Chairman and Chief Scientific Officer Jim Foster becomes Chairman, President & CEO Experienced divisional management: Real Renaud - Research Models Mike Ankcorn - Global Pre-clinical Brian Bathgate - European Pre-clinical Nancy Gillett - US Pre-clinical Mike Ankcorn - CTBR Canada Alastair McEwan - Global Clinical 12 Board Seats - 9 CRL / 3 IRGI

Business as usual Inveresk and CTBR brand names retained Commitment to growth and well-being of all divisions Opportunities and job security for Indigo employees IRGI options roll-over to new company Employee Issues

Business as usual - Maintain focus on customer needs and service delivery Customers are being informed Broader range of services in more locations = good news for customers Press and media inquiries should be directed to Walter Nimmo's office We will keep you informed as progress is made Please direct any questions to your manager or division President Other Important Information

Questions?

Safe Harbor Statement Caution Concerning Forward-Looking Statements. This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on Indigo's current expectations and beliefs, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

Solicitation material This document may be deemed to be solicitation material in respect of the proposed business combination of Inveresk and Charles River. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Charles River and shareholders of Inveresk are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed business combination. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: General Counsel. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River's website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk's website at www.inveresk.com.

Solicitation material, cont'd Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Charles River's directors and executive officers is available in Charles River's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk's directors and executive officers is available in Inveresk's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available..

Merger of IRGI and CRL July 1, 2004 Creating a world-leading partner for the pharmaceutical, biotech and other non-pharma industries

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Charles River and shareholders of Inveresk are urged to read the registration statement and any other relevant documents filed with theSEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.